THIS PROSPECTUS SUPPLEMENT SUPPLEMENTS THE PROSPECTUS FILED BY CAMTEK LTD. WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 28, 2000 PURSUANT TO RULE 424(b)(3).


                      CAMTEK LTD. REPORTS RECORD SIX MONTHS
                               SALES AND EARNINGS
                                    - - - - -
         *REVENUES INCREASE 142.4% FOR SIX MONTHS; 146.6% FOR QUARTER;
         *EPS $0.24 VS. $(0.07) FOR SIX MONTHS, $0.14 VS. $(0.01) FOR QUARTER,
          RESPECTIVELY;
         *GROSS MARGINS 54% VS 48.6% FOR 6 MONTHS, 54.3% VS, 44.8% FOR QUARTER; *FIFTH STRAIGHT QUARTER OF REVENUE GROWTH.

MIGDAL HAEMEK, ISRAEL -- AUGUST 14, 2000 -- Camtek Ltd. (NASDAQ: CAMT), a designer, developer, manufacturer and marketer of automated optical inspection systems and related products, today announced record operating results for the six months and second quarter ended June 30, 2000.

Sales for the first six months of 2000 rose 142.4% to $21,985,000 from $9,068,000 in the first six months of 1999. Gross profit grew by 169.8% to $11,880,000 from $4,404,000 in the 1999 six month period, and gross margins improved to 54.0% from 48.6% for the prior year same period. Net earnings for the first six months of 2000 climbed to $4,010,000, or $0.25 basic and $0.24 fully diluted earnings per share, compared with a net loss of $(1,025,000) or $(0.07) loss per share in the 1999 same period.

Sales for the second quarter of 2000 rose 146.6% to $11,468,000 from $4,651,000 in the second quarter of 1999. Gross profit grew by 199.1% to $6,230,000 from $2,083,000 in the 1999 second quarter, and gross margins increased to 54.3% from 44.8% in the second quarter of 1999. Net earnings for the second quarter of 2000 climbed to $2,299,000 or $0.14 basic and diluted earnings per share, compared with a net loss of


                                   -- MORE --

CAMTEK Q2-2000/2

$(124,000) or $(0.01) loss per share in the second quarter of 1999. This represents the fifth straight quarter of revenue growth for the Company.

Comparing the second quarter results to those of the first quarter, revenues increased 9.0%, or $951,000, from $10,517,000 to $11,468,000; net earnings were up 34.4%, or $588,000, from $1,711,000 to $2,299,000; basic earnings per share rose to $0.14 basic and diluted from $0.11 basic and $0.10 diluted.

The Company also experienced gains in its balance sheet during the first six months of 2000. The Company's cash and equivalents increased from $538,000 to $1,916,000; accounts receivable grew 24.3%; current assets rose 45.1% while current liabilities increased 29.4%; shareholders' equity increased to $7,431,000 from $3,389,000.

On July 28, 2000, the Company raised approximately $33.5 million net of underwriting discounts and expenses through an initial public offering of 5.6 million ordinary shares, and began trading on the NASDAQ stock exchange under the symbol "CAMT". In addition, the underwriters have exercised an over-allotment option to purchase an additional 235,000 ordinary shares for an additional net proceeds of approximately $1.513 million net of underwriting discounts and expenses.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha'emek Israel, Camtek Ltd., designs, develops, manufactures, and markets technologically advanced and cost-effective automated optical inspection systems and related products, used to detect defects and ensure quality during the manufacturing process in the printed circuit boards and advanced substrates industries. Camtek has sold hundreds of its AOI systems in 26 countries worldwide.

                             -- TABLES TO FOLLOW --

Except for historical information, the matters discussed in this news release may be considered "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include declarations regarding the current intent, belief or expectations of the Company and its management. Prospective investors are cautioned that any such forward-looking statements, including those regarding the ability to obtain new contracts, and future profitability involve a number of risks and uncertainties that could materially affect actual results. Such risks and uncertainties include our ability to keep pace with rapidly changing technology, a reduction in demand for our products, competition, acceptance of automated optical inspection systems and other items identified in the Company's registration statements filed with the Securities and Exchange Commission.

CAMTEK Q2-2000/3


                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (in thousands, except per share data)


                                                  THREE MONTHS ENDED        SIX MONTHS ENDED
                                                       JUNE 30,                 JUNE 30,
                                                 --------------------    ----------------------
                                                   2000        1999        2000         1999
                                                 UNAUDITED  UNAUDITED    UNAUDITED    UNAUDITED
                                                 ---------  ---------    ---------    ---------

Revenues                                          11,468        4,651       21,985        9,068
Cost of revenues                                   5,238        2,568       10,105        4,664
                                                 -------      -------      -------      -------

Gross profit                                       6,230        2,083       11,880        4,404
                                                 -------      -------      -------      -------

Research and development costs:
  Expenses                                         1,560        1,089        3,016        2,035
  Less royalty-bearing participations from the
    Government of Israel                             556          931        1,073          931
                                                 -------      -------      -------      -------

  Research and development costs, net              1,004          158        1,943        1,104

Selling, general and administrative expenses       2,627        1,762        4,781        3,571
                                                 -------      -------      -------      -------

Operating income (loss)                            2,599          163        5,156         (271)
Financial and other (expenses) income, net          (136)        (287)        (741)        (754)
                                                 -------      -------      -------      -------

INCOME (LOSS) BEFORE INCOME TAXES                  2,463         (124)       4,415       (1,025)
Provision for income taxes                           164           --          405           --
                                                 -------      -------      -------      -------

NET INCOME (LOSS)                                  2,299         (124)       4,010       (1,025)
                                                 =======      =======      =======      =======

EARNINGS (LOSS) PER ORDINARY SHARE:
  BASIC                                             0.14        (0.01)        0.25        (0.07)
                                                 =======      =======      =======      =======

  DILUTED                                           0.14        (0.01)        0.24        (0.07)
                                                 =======      =======      =======      =======

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
  OUTSTANDING:
    BASIC                                         16,261       15,020       16,261       15,020
                                                 =======      =======      =======      =======

    DILUTED                                       16,890       15,020       16,890       15,020
                                                 =======      =======      =======      =======

                           CONSOLIDATED BALANCE SHEETS
                        (in thousands, except share data)


                                                                           JUNE 30,   DECEMBER 31,
                                                                             2000        1999
                                                                          ---------   ------------
                                                                          UNAUDITED     AUDITED
                                                                          ---------   ------------
ASSETS
Current assets:
  Cash and cash equivalents                                                 1,916          538
  Accounts receivable - trade (net of allowance of $495 and $551)           8,190        6,588
  Inventories                                                               9,090        6,574
  Other current assets                                                      2,371        1,161
                                                                          -------      -------
    Total current assets                                                   21,567       14,861

Fixed assets, net                                                           3,504        2,555
Intangibles, net                                                              165          255
Deferred registration costs                                                 1,907          942
                                                                          -------      -------
                                                                           27,143       18,613
                                                                          =======      =======

LIABILITIES
Current liabilities:
  Short-term bank credit                                                    9,196        6,794
  Accounts payable                                                          4,179        2,211
  Due to PCB Ltd.                                                             408        1,685
  Due to affiliates                                                           632          716
  Other current liabilities                                                 5,206        3,759
                                                                          -------      -------
    Total current liabilities                                              19,621       15,165
Accrued severance pay, net of amounts funded                                   91           59
                                                                          -------      -------
                                                                           19,712       15,224
                                                                          -------      -------


SHAREHOLDERS' EQUITY
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
  outstanding 16,261,002 shares in 1999 and 16,261,002 shares in 2000          98           98
Additional paid-in capital                                                  1,240        1,240
Unearned portion of compensatory stock options                                (76)        (108)
Retained earnings                                                           6,169        2,159
                                                                          -------      -------
                                                                            7,431        3,389
                                                                          -------      -------
                                                                           27,143       18,613
                                                                          =======      =======


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